SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM expands its agreement with LAN Argentina

The partnership will offer more convenience and comfort for passengers

São Paulo, December 28, 2009 – TAM (Bovespa: TAMM4 and NYSE: TAM) and LAN Argentina are expanding the flight codeshare agreement signed between the companies to offer more convenience and comfort for passengers that wish to travel between Brazil and Argentina.

The partnership now allows TAM to use its own code to sell flights operated by LAN Argentina to the cities of Bariloche, Comodoro Rivadavia, Cordoba, Mendoza, Rio Gallegos, Salta and Ushuaia. For its part, LAN Argentina has the rights to sell TAM flights departing from São Paulo and Rio de Janeiro to different Brazilian destinations. The agreement goes into effect for flights beginning on January 4, 2010, but passengers can already buy tickets issued through both companies' reservations systems.

In addition to the destinations mentioned, TAM and LAN Argentina hold a codeshare agreement for flights between São Paulo (Guarulhos) and Buenos Aires (Ezeiza). The partnership enables passengers to benefit from a simplification of flight reservations, convenient connections and a single airline ticket and baggage check until the final destination.

“The expansion of the codeshare agreement with LAN Argentina reinforces the services synergy that we are developing with the LAN Group in South America. We hope that this new stage for our partnership further encourages passenger flow within the continent,” states TAM’S Vice President of Commerce and Planning, Paulo Castello Branco.

The operation of flights with compartmentalized code is part of the agreement signed in 2007 between TAM and LAN Airlines, LAN Peru and LAN Argentina, with the objective of developing partnerships along the routes operated by companies within South America.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM (www.tam.com.br):
We have been the leader in the Brazilian domestic market for more than four years, and held a 43.9% domestic market share and 85.4% international market share in November 2009. We operate regular flights to 42 destinations throughout Brazil and we serve 79 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.4 million subscribers and has awarded more than 9.2 million tickets.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.